TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
October 3, 2017
Manulife announces 7.768% Medium Term Notes
Redemption Price Information
TORONTO – Manulife Financial Corporation ("MFC") today announced the following redemption price of the notes described below (the "Notes") (per $1,000 of principal amount) which are to be redeemed on October 6, 2017:
$600,000,000 principal amount 7.768% Medium Term Notes due April 8, 2019
(CUSIP  No. CA56502ZAD92)
Redemption Price: $1,073.81
Accrued and unpaid interest: $38.52
Total Redemption Price and accrued and unpaid interest: $1,112.33
The redemption is described in more detail in MFC's news release of August 15, 2017.
About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people achieve their dreams and aspirations by putting customers' needs first and providing the right advice and solutions. We operate primarily as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2016, we had approximately 35,000 employees, 70,000 agents, and thousands of distribution partners, serving more than 22 million customers. As of June 30, 2017, we had over $1 trillion (US$780 billion) in assets under management and administration, and in the previous 12 months we made $26.7 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com